EXHIBIT 99.1

China Xiniya Fashion Limited Announces the Change of Auditor

XIAMEN, FUJIAN, China—December 28, 2016—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY) today announced the change of auditor from GHP Horwath P.C. (“GHP”) to RT LLP. The Company appointed RT LLP as its independent registered public accounting firm for the fiscal year ending December 31, 2016. The Audit Committee of the Board of Directors approved the appointment of RT LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, subject to completion of its standard client acceptance procedures.

The audit reports of GHP on the Company’s consolidated financial statements for the fiscal years ended December 31, 2015 and 2014 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of GHP on the December 31, 2015, consolidated financial statements included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern. In connection with the audits of the Company's consolidated financial statements for the fiscal years ended December 31, 2015 and 2014, and in the subsequent interim period through December 23, 2016, the Company had no disagreements with GHP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of GHP would have caused GHP to make reference to the matter in their report. There were no reportable events (as described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2015 and 2014, or in the subsequent period through December 23, 2016.

During the Company’s two most recent fiscal years ended December 31, 2014 and 2015, and for the subsequent period through December 23, 2016, the Company did not consult with GHP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

In accordance with Item 304(a)(3) of Regulation S-K, the Company furnished GHP with a copy of this press release on December 28, 2016, providing GHP with the opportunity to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distributors and retail network. Its products are sold to consumers at over 300 authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

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